FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of July, 2007
Commission File Number: 001-12518
Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑                     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐                     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐                     No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

Item

1	Press release, dated July 27, 2007, entitled “Santander’s EGM approves financing for the acquisition of ABN assets”

Item 1
Press release
Santander’s EGM approves financing
for the acquisition of ABN assets
•	Equity will be increased by EUR 4 billion through a rights issue and another EUR 5 billion will be raised through the issue of mandatorily convertible bonds.

•
Emilio Botín underlined the benefits of the transaction for Santander, asserting that the bank’s “transformation into one of the largest and most profitable international financial institutions wouldn’t have been possible if we hadn’t taken full advantage of the opportunities that have arisen.”

Madrid, July 27, 2007 — The Extraordinary General Meeting of shareholders of Banco Santander approved this morning the issue of capital instruments that will be used to partially finance the acquisition of ABN Amro, as part of the offer presented jointly with the Royal Bank of Scotland and Fortis on July 20. The EGM authorized the Board of Directors to carry out a capital increase of EUR 4,000 million through the issue of shares with preferential rights for Santander shareholders, as well as the issuance of EUR 5,000 million of mandatory convertible bonds.
In a speech to the EGM, Banco Santander Chairman Emilio Botín said, “Banco Santander has become one of the biggest and most profitable international financial institutions. This transformation wouldn’t have been possible if we hadn’t taken full advantage of the opportunities that have arisen. The agreements submitted to this Meeting enable us to count on part of the financing for the ABN Amro acquisition, which, in the view of the Board, is a very interesting opportunity.”
Botín recalled that “this transaction involves and investment of EUR 19,900 million by Banco Santander, which we intend to finance through these two issues as well as EUR 10,900 million through balance sheet optimization and asset sales.” The asset sales the sale of the stake in San Paolo-IMI, of pension management companis in Latin America and the sale and leaseback of Santander properties in Spain, which will generate capital gains of EUR 1,400 million.
The Chairman said: “If the offer succeeds, Banco Santander would get the following assets: Banco Real in Brazil, Banca Antonveneta in Italy and a small consumer finance business in the Netherlands, Interbank. We expect our EUR 19,900 million investment to be reduced by around EUR 1,100 million through the sale of certain non-core corporate assets of ABN Amro, which we have access to due to our participation in the Consortium.”

Comunicación Externa.
Ciudad Santander Avda Cantabria s/n 28660 Boadilla del Monte Madrid.
Tel. 34 91 289 52 11. Fax. 34 91 257 10 39.

Botín also underlined the transaction’s benefits for Santander. “Through the acquisition of Banco Real, we would become the third bank in Brazil by branch network and loan volume, benefiting from the economies of scale generated by integration with Banespa, given the geographical and business complementarity between the two franchises. In Italy we would buy a bank through which we could grow organically in that country. In the Netherlands, Interbank and DMC Consumer Finance would be integrated into Santander Consumer.
“These are markets we know well and where we can create value through improvements in efficiency and business growth, together with low execution risk due to our experience in integrating businesses both in Europe — Totta and Abbey — and Latin America, where we have the good examples of Brazil, Mexico and Chile.”
Botín recalled that, under the current terms of the offer, the deal complies with the Group’s investment criteria: positive earnings per share from the first year and a higher return on investment than the cost of capital from the second year. He ended his speech thanking the Bank’s 2.3 million shareholders for their trust.

Comunicación Externa.
Ciudad Santander Avda Cantabria s/n 28660 Boadilla del Monte Madrid.
Tel. 34 91 289 52 11. Fax. 34 91 257 10 39.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.
Date: July 31, 2007	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President